TATA

02 NOV 19 AM 9:5?

1st November 2002
BJ/SH-L2/1921

82-3733

BSE
Corporate Relationship Dept.
1st floor, New Trading Ring
Rotunda Building
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001

02060449

SUPPL

Dear Sirs,

Consequent upon his retirement on 31st October 2002 from the services of the Company, Mr A M Sahni has ceased to be the Executive Director and Director of the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlo 12/11